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S ‗‗‗‗‗ 10027604 ‗‗‗‗ IMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

SEC FILE NUMBER

8-15078

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentry Equity Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1800 North Point Drive
                        (No. and Street)

Stevens Point   Wisconsin   54481
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul A. Doxsee   (715) 346-6942
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG   LLP

                        (Name – *if individual, state last, first, middle name*)

777 East Wisconsin Avenue, Suite 1500   Milwaukee, WI 53202
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FEB 2 6 2010

Washington, DC
121

OATH OR AFFIRMATION

I, __Paul A. Doxsee__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sentry Equity Services, Inc.__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__Vice President__
Title

Judy A. Lundquist
Notary Public - Commission expires __4-25-2010__

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SENTRY EQUITY SERVICES, INC.

Financial Statements and Schedules

December 31, 2009

(With Independent Auditors' Report Thereon)

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15078

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2009**   AND ENDING **12/31/2009**

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sentry Equity Services, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1800 North Point Drive

(No. and Street)

Stevens Point   **Wisconsin**   **54481**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul A. Doxsee   **(715) 346-6942**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

777 East Wisconsin Avenue, Suite 1500   Milwaukee, WI 53202

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Paul A. Doxsee_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sentry Equity Services, Inc._____ , as of __December 31_____ , 20__09____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Vice President_____
Title

_Judy A. Lundquist_____
Notary Public (✓) commission expires ___4-25-2010_____

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5337

Independent Auditors' Report

The Board of Directors
Sentry Equity Services, Inc.:

We have audited the accompanying statement of financial condition of Sentry Equity Services, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentry Equity Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 19, 2010



KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

SENTRY EQUITY SERVICES, INC.

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	74,612
Prepaid expenses		15,335
Intercompany tax receivable		2,378
Total assets	$	92,325

Liabilities and Stockholder's Equity

Liabilities:		
Intercompany payable	$	11,334
Total liabilities		11,334
Stockholder's equity:		
Common stock, $10 par value. Authorized 1,000 shares; issued and outstanding 720 shares		7,200
Additional paid-in capital		752,800
Accumulated deficit		(679,009)
Total stockholder's equity		80,991
Total liabilities and stockholder's equity	$	92,325

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Operations

Year ended December 31, 2009

Income:		
Distribution and management fees	$	40,621
Interest		158
Total income		40,779
Expenses:		
Employee compensation and benefits		9,010
Licenses and fees		15,283
Telephone and postage		152
Printing and stationery		875
Management fees		13,092
Other		11,108
Total expenses		49,520
Loss before federal income tax benefit		(8,741)
Federal income tax benefit		3,053
Net loss	$	(5,688)

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance, December 31, 2008	$	7,200	752,800	(673,321)	86,679
Net loss		—	—	(5,688)	(5,688)
Balance, December 31, 2009	$	7,200	752,800	(679,009)	80,991

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(5,688)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(69)
Change in intercompany payable/receivable due to/from affiliated company		8,167
Change in federal income tax payable/receivable due to/from affiliated company		(4,166)
Net cash used in operating activities		(1,756)
Cash, beginning of year		76,368
Cash, end of year	$	74,612

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Notes to Financial Statements

December 31, 2009

(1) Nature of Business

Sentry Equity Services, Inc. (the Company) is a wholly owned subsidiary of Sentry Insurance a Mutual Company (SIAMCO) and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's securities operations were limited to the underwriting of, interests in, or participations in SIAMCO's life insurance subsidiary separate accounts. Sales of new separate account contracts ended on December 1, 2004 for variable annuities and on October 13, 2003 for variable life insurance.

(2) Significant Accounting Policies

Distribution fees and interest income are recorded when earned. Expenses are accrued and expensed when incurred. Cash represents an amount on deposit with a bank.

The Company participates in a General Expense Allocation Agreement as a wholly owned subsidiary of SIAMCO. Expenses allocated of $10,807 for the year ended December 31, 2009 are based upon time and usage studies that are updated at least annually by the Company and SIAMCO. Expenses that are not allocated totaled $38,713 for the year ended December 31, 2009. Included in the $38,713 are expenses of $12,000 representing legal and marketing expenses provided by SIAMCO.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

The Company files a consolidated federal income tax return with SIAMCO. In accordance with intercompany tax allocation policy, the Company pays to or receives from SIAMCO amounts equivalent to the Federal income tax provision or benefit based on its taxable income or loss included in this return. As settlement under the intercompany Tax Allocation Agreement, the Company paid $1,113 during the year ended December 31, 2009. The Company receives tax credits from SIAMCO to the extent current tax credits are available to the consolidated tax return group. As there are no differences between the bases of assets and liabilities for financial and tax reporting purposes, no deferred income taxes have been recorded.

(4) Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum net capital and an acceptable ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, under such rule. At December 31, 2009, the Company had net capital, as defined, of $63,278, and a net capital requirement of $5,000. The Company's net capital ratio was 0.18 to 1 at December 31, 2009, which did not exceed the 15 to 1 limit under the Rule.

(5) Related-Party Transactions

As exclusive underwriter and broker-dealer for the sale of variable annuities and variable universal life policies for SIAMCO affiliates, the Company received $10,621 in distribution fees from variable annuity policies underwritten for the year ended December 31, 2009.

(Continued)

The Company receives management fees from an affiliate of SIAMCO for which it provides underwriting and broker-dealer services. The management fee is discretionary and is structured to reimburse the Company for expenses incurred in excess of all other revenue in order to maintain desired levels of stockholder's equity. Management fees of $30,000 are included in company income for the year ended December 31, 2009. This same affiliate of SIAMCO is required to provide the Company with funds sufficient to maintain minimum net capital at all times.

The Company has no direct employees. It utilizes services provided by employees of SIAMCO. The Company participates in an expense allocation system with certain affiliated companies. See also paragraph two of note 2.

(6)   **Subsequent Events**

In connection with the preparation of the financial statements and in accordance with the recently issued FASB ASC 855, *Subsequent Events* (previously SFAS No. 165, *Subsequent Events)*, the Company evaluated subsequent events after the balance sheet date of December 31, 2009 through February 19, 2010 which was the date the financial statements were issued.

SENTRY EQUITY SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness
to Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Stockholder's equity	$	80,991
Less nonallowable assets:		
Prepaid expense		15,335
Intercompany receivable		2,378
Net capital		63,278
Less net capital requirement		5,000
Net capital in excess of required amount	$	58,278
Aggregate indebtedness:		
Total liabilities	$	11,334
Aggregate indebtedness	$	11,334
Percentage of aggregate indebtedness to net capital		18%

Reconciliation under Rule 17a-5(d)(4):
   No differences exist between the preceding computation of net capital and the unaudited Focus
     Report IIA of Form X-17A-5 as of December 31, 2009.

See accompanying independent auditors' report.

SENTRY EQUITY SERVICES, INC.

Statement for Determination of Reserve
Requirement and Information Relating to
Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2009

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act
of 1934 under Section (k)1 of that rule.

See accompanying independent auditors' report.



KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5337

Independent Auditors' Report on Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Sentry Equity Service, Inc.:

In planning and performing our audit of the financial statements of Sentry Equity Services, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.





subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2010